UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

i2 Technologies, Inc.

(Name of Issuer)

Common Stock, $0.00025 par value per share

(Title of Class of Securities)

465754  10  9

(CUSIP Number)

Sanjiv S. Sidhu

11701 Luna Road, Dallas, Texas 75234

469-357-1000

with a copy to:

Robert C. Donohoo

Senior Vice President and General Counsel

i2 Technologies, Inc.

11701 Luna Road, Dallas, Texas 75234

469-357-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    465754  10  9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sanjiv S. Sidhu
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 117,124,649
8. Shared Voting Power 20,597,915
9. Sole Dispositive Power 117,124,649
10. Shared Dispositive Power 20,597,915

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,722,564
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 30.1% based on 458,181,720 shares of common stock outstanding
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.    465754  10  9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sidhu-Singh Family Investments, Ltd.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,567,915
8. Shared Voting Power 0
9. Sole Dispositive Power 20,567,915
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,567,915
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% based on 458,181,720 shares of common stock outstanding
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.    465754  10  9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sidhu-Singh Family Foundation
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 30,000
8. Shared Voting Power 0
9. Sole Dispositive Power 30,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) .007% based on 458,181,720 shares of common stock outstanding
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.00025 per share (the “Common Stock”), of i2 Technologies, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive office of the Issuer is 11701 Luna Road, Dallas, Texas 75234.

Item 2.	Identity and Background.

(a)	Name of Person Filing

This Statement is filed by (i) Sanjiv S. Sidhu, (ii) Sidhu-Singh Family Investments, Ltd. and (iii) Sidhu-Singh Family Foundation, sometimes referred to collectively as the “Sidhu Reporting Group.” Mr. Sidhu is the Chief Executive Officer, President and Chairman of the Board of the Issuer. Mr. Sidhu is also a general partner of Sidhu-Singh Family Investments, Ltd and a Director and Vice President of the Sidhu-Singh Family Foundation.

The Sidhu Reporting Group may be deemed to be a “Group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Act”), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitutes a “Group.” The filing of this statement and the Agreement Relating to Joint Filing of Schedule 13D attached hereto as Exhibit A should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a “Group” constituting one or more persons.

(b)	The business address of each member of the Sidhu Reporting Group is One i2 Place, 11701 Luna Road, Dallas, Texas 75234.

(c)	Mr. Sidhu is the Chief Executive Officer, President and Chairman of the Board of the Issuer. Sidhu-Singh Family Investments, Ltd is a Texas limited partnership, the principal purpose of which is to invest on behalf of the family of Sanjiv Sidhu. Sidhu-Singh Family Foundation is a Texas corporation, the principal purpose of which is charitable.

(d)	During the last five years, no member of the Sidhu Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no member of the Sidhu Reporting Group has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Sidhu is a citizen of the United States.

Sidhu-Singh Family Investments, Ltd. and the Sidhu-Singh Family Foundation have their principal place of business in and are organized under the laws of the State of Texas.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 26, 2004, Mr. Sidhu utilized $20,000,000 in personal funds to acquire 21,598,272 shares of Common Stock of the Issuer at a price of $0.926 per share of Common Stock (the “Sidhu Transaction”) pursuant to the terms of that certain Stock Purchase Agreement, dated as of April 28, 2004, by and between Sanjiv S. Sidhu and the Issuer filed as Exhibit B to this Statement.

Item 4.	Purpose of Transaction.

Mr. Sidhu acquired 21,598,272 shares of Common Stock of the Issuer in the Sidhu Transaction (i) to help fund a portion of the $41.85 million expected to be paid by the Issuer in connection with the proposed settlement of the consolidated shareholder class action and derivative lawsuits pending against the Issuer in the U.S. District Court for the Northern District of Texas, and (ii) in conjunction with and as a condition to the closing of the Preferred Stock Purchase Agreement, dated as of April 27, 2004, between the Issuer and R2 Investments, LDC (the “Investor”) pursuant to which the Investor agreed to purchase, subject to certain conditions, 100,000 shares of the Company’s 2.5% Series B Convertible Preferred Stock for an aggregate purchase price of $100,000,000 (the “Q Investments Transaction”). The Q Investments Transaction closed and funded on June 3, 2004.

The Sidhu Reporting Group does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, as previously disclosed by the Issuer, it is contemplated that the Issuer will expand its Board of Directors from three to seven members in connection with the Q Investments Transaction. The Investor will have the right to designate two of the four new members of the Board. Pranav Parikh, a portfolio manager with the Investor, recently was appointed to the Issuer’s Board of Directors as a designee of the Investor.

The Sidhu Reporting Group may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Sidhu Reporting Group reserves the right from time to time to acquire or dispose of shares of the Common Stock or other securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of June 2, 2004, there were 458,181,720 issued and outstanding shares of Common Stock of the Issuer. Mr. Sidhu has sole power to vote or to direct the vote and to dispose or to direct the disposition of 117,124,649 shares of Common Stock of the Issuer. Sidhu-Singh Family Investments, Ltd. has sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,567,915 shares of Common Stock of the Issuer. Sidhu-Singh Family Foundation has sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,000 shares of Common Stock of the Issuer. As general partner of Sidhu-Singh Family Investments, Ltd. and a Director and Vice President of the Sidhu-Singh Family Foundation, Mr. Sidhu may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by Sidhu-Singh Family Investments, Ltd. and the Sidhu-Singh Family Foundation.

(c) Other than the Sidhu Transaction described in Item 3 of this Statement, no member of the Sidhu Reporting Group has acquired any shares of the Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits

The following shall be filed as Exhibits to this Statement:

Exhibit A –	Agreement Relating to Joint Filing of Schedule 13D

Exhibit B –	Stock Purchase Agreement, dated as of April 28, 2004, by and between Sanjiv S. Sidhu and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 14, 2004).

Exhibit C –	Second Amendment to Rights Agreement, dated as of April 28, 2004, by and between Issuer and Mellon Investor Services, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed May 14, 2004).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the Sidhu Reporting Group, the Sidhu Reporting Group certifies that the information set forth in this Statement is true, complete and correct.

Date: June 7, 2004	/s/ Sanjiv S. Sidhu
Sanjiv S. Sidhu

SIDHU-SINGH FAMILY INVESTMENTS, LTD.

	By:	/s/ Sanjiv S. Sidhu
Sanjiv S. Sidhu, Managing General Partner

SIDHU-SINGH FAMILY FOUNDATION

	By:	/s/ Sanjiv S. Sidhu
Sanjiv S. Sidhu, Director

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

Exhibit Index

Exhibit	Description of Exhibit

Exhibit A –	Agreement Relating to Joint Filing of Schedule 13D.

Exhibit B –	Stock Purchase Agreement, dated as of April 28, 2004, by and between Sanjiv S. Sidhu and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 14, 2004).

Exhibit C –	Second Amendment to Rights Agreement, dated as of April 28, 2004, by and between Issuer and Mellon Investor Services, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed May 14, 2004).